FRANKLIN OGELE, P.A.

Attorney at Law

Gateway One, 26th FL

Newark, New Jersey 07102

Phone: 973 277 4239 / Fax: 862 772 3985

www.ogelelaw.com / www.takeyourcompanypublic.net

Email: franklin@ogelelaw.com

Office: (973) 277 4239	New York (Bar #2364974)
Fax: (862) 772 3985	New Jersey (Bar #00252190)

December 7, 2023

Mr. Robert Shapiro

The United States Securities

And Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Miami Breeze Car Care Inc.

Request for Effectiveness of Registration Statement Filed on Form S-1

File No. 333-266854

Dear Mr. Shapiro:

Miami Breeze Car Care Inc. (“Registrant”) hereby requests that the above Registration Statement Filed on Form S-1 be declared effective at 12 P.M., Wednesday, December 12, 2023.

/s/ Franklin Ogele

Franklin Ogele, Esq.

As Counsel for the Registrant